EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces April 2025 Startup for Jamestown Battery System Assembly Operations

The Initial Assembly of Battery Systems is Part of a Larger Planned Investment in Jamestown, New York.

Jamestown, New York – March 3, 2025 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA, TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, is pleased to announce that it is completing preparations to be in a position to startup the first phase of battery system manufacturing operations in April 2025, earlier than initially planned. Initial investments into assembly and testing equipment have been made and the team in place in Jamestown is growing with new hires.

Battery System Assembly in Jamestown is the first part of Electrovaya’s overall plan to invest in American manufacturing, which includes both lithium ion cells and battery systems, with overall investments estimated to exceed $70million over this first phase in Electrovaya’s 52 acre campus with an existing 137,000 square feet industrial building. Electrovaya has increasing demand for its products from a wide range of heavy duty and mission critical electrified applications, and it has been a priority of the Company to expand its manufacturing operations in the United States for these vital products.

"We are excited to start these assembly operations in Jamestown, a first step for what will be our largest manufacturing site with the majority of our staffing and capital investments.”said Dr. Raj DasGupta, CEO of Electrovaya. "Electrovaya is in an extremely strong position as we embark on these investments where we will be one of very few independent lithium ion battery manufacturers in the US. We also continue making progress with regards to our detailed planning for the larger capital investments associated with our scheduled lithium ion cell manufacturing activities."

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 137,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance, mass production schedules, ability to deliver to customer requirements and revenue growth forecasts for the fiscal year ending September 30, 2025. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the start up time for manufacturing in Jamestown NY, the ability to leverage IRA45X credits, the ability to receive incentives from the state of New York, the ability to improve margins from domestic manufacturing, the ability to attract additional customers through domestic manufacturing, the start up timing for start of production in Jamestown New York. Factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.